

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 21, 2008

Christopher Crupi
Chief Executive Officer
Paramount Gold and Silver Corp.
346 Waverly Street Suite 110
Ottawa, Ontario Canada K2P OW5

> **Re:** **Paramount Gold and Silver Corp.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **File No. 333-153104**
> **Filed October 8, 2008**
>
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **File No. 1-33630**
> **Filed September 25, 2008**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 1-33630**
> **Filed October 3, 2008**

Dear Mr. Crupi:

We have reviewed your filings and your response letter dated October 8, 2008, and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

General

1. Please provide us with the calculations you used in your determination that you were a non-accelerated filer as of June 30, 2008, which was the last day of your fiscal year.

Preliminary Proxy Statement on Schedule 14A

Compensation of Our Officers and Directors, page 10

2. On August 29, 2006, the Commission adopted amendments to the disclosure requirements for executive and director compensation, related person transactions, director independence and other corporate governance matters. See Release No. 33-8732A (effective Nov. 7, 2006). Ensure that you provide complete disclosure compliant with the amended requirements. For example, provide summary compensation information in the tabular format required by Item 402(c)(1) of Regulation S-K and the grants of plan-based awards table required by Item 402(d). As another example, in the section at page 14 entitled "Certain Relationships and Related Transactions," please provide the information required by Item 404(b). We further note that you have omitted some of the information required by Item 407 regarding corporate governance matters.

Ratification of a Proposal by Our Board of Directors to Reset the Exercise Price, page 25

3. We note that you are proposing to amend the terms of your outstanding stock options. Please provide the information required by Item 201(d) of Regulation S-K. See Item 10(c) of Schedule 14A and the Instructions thereto.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

Christopher Crupi
Paramount Gold and Silver Corp.
October 21, 2008
Page 3

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Sean Donahue
       Jeff Klein (561)241-4943